December 8, 2014

Via EDGAR

Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             Iron Mountain REIT, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-197819

Dear Mr. Kluck:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the Company does hereby respectfully request acceleration of the effective time of the above-referenced registration statement, as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. (Washington, D.C. time) on December 10, 2014 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling William J. Curry at (617) 338-2976 or Howard E. Berkenblit at (617) 338-2979. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to us by facsimile to (617) 451-0409, attention: Ernest W. Cloutier.

The Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

One Federal Street  •  Boston, MA 02110  •  www.ironmountain.com

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-8777.

Sincerely,

IRON MOUNTAIN INCORPORATED,
on behalf of IRON MOUNTAIN REIT, INC.

By:	/s/ Ernest W. Cloutier
Ernest W. Cloutier
Executive Vice President and General Counsel